Exhibit 1.04

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Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Maria Tsui Lunar Capital Management 852-3198-0162 mtsui@lunarcap.com

FOR IMMEDIATE RELEASE

Lunar Capital Management and CDC Corporation
Disclose Proposal for Investment in Linktone Ltd.

Investment proposal part of three-point restructuring plan for Linktone with the goal of repositioning the Company to increase shareholder value

BEIJING, HONG KONG November 26, 2007 — Lunar Capital Management (“LCM”) and CDC Corporation (NASDAQ: CHINA) and/or its subsidiaries and affiliates (“CDC”, and taken together with LCM, the “Strategic Investors”), today disclosed that they have presented a formal proposal for an investment in, and restructuring of, Linktone Ltd. (NASDAQ: LTON) (“LTON” or “Linktone”).

The Strategic Investors have proposed to purchase either common shares or convertible preferred shares convertible into a minimum of 19.9% of the fully-diluted equity capitalization of LTON. The purchase price would be at a premium to Linktone’s most recent closing price, in the case of convertible preferred shares, or at a discount, in the case of common shares. The Strategic Investors would seek to appoint up to 3 directors to Linktone’s Board of Directors in order to effect a proposed restructuring of Linktone’s business. Furthermore, the Strategic Investors would enter a lock up agreement not to sell the shares for a minimum of 6 months. The consideration for the transaction will be made entirely in cash.

The Strategic Investors are making this proposal in order to reposition Linktone in China’s wireless and media markets for the increased benefit of Linktone’s shareholders. This repositioning would leverage the Strategic Investor’s resources and the Company’s talented management team. The Strategic Investors believe they have the operational expertise and skill set necessary to work with the Company to effect a restructuring of the business, and that this proposal offers an exciting opportunity for Linktone shareholders. If elected by the shareholders, directors nominated by the Strategic Investors will propose that Linktone: (1) restructure its core Wireless Value-Added Services Business through cost cutting, product refocus and leveraging greater synergies with partner companies; (2) restructure new media assets into a separate stand-alone entity with greater access to media expertise and clearer performance metrics; and (3) actively build a pipeline of transformative transactions aimed at increasing shareholder value through leveraging Strategic Investor resources.

The Strategic Investors believe that this clear three-point proposal will build value for Linktone shareholders by leveraging outside expertise and re-clarifying business lines in order to focus and improving financial performance. Additionally, the Strategic Investors believe that the proposed restructuring will reposition Linktone as an internet, media and telecommunications asset with significant growth potential in China—one of the world’s fastest growing telecoms, media and technology markets.

The Strategic Investors believe that they have the resources and operational expertise to implement the above three point plan and deliver results. LCM is a China-focused private equity fund manager that takes selective stakes in businesses where it believes it can drive value creation through applying intensive operational expertise. Partners of LCM include former senior executives of China’s leading publicly-listed wireless, internet and media companies and global financial services leaders. CDC has a proven track record of acquiring attractive, underperforming assets and growing them into industry leading enterprises. This has been demonstrated by CDC’s acquisition and turn around of Ross Systems, Pivotal Corporation and IMI and their subsequent evolution into CDC Software, now independently ranked as 12th largest vendor of enterprise and supply chain software in the world. CDC’s investments in the wireless sector include an investment in BBMF, one of the leading 3G mobile content providers in Japan.

Accordingly, Linktone and its shareholders should consider LCM and CDC as value-added investors that will provide the Company with the merger and acquisition, China and global operational expertise to help the business evolve in a manner which delivers increased shareholder value.

The Strategic Investors are confident that the proposed transaction is in the best interest of the Company and its shareholders. This proposal is being made in good faith and is intended to be a friendly approach from value-added investors to assist the Company during this difficult period. The Investors have a high-degree of confidence in the Company and its Management, both of which are factors in deciding to proceed with this proposal.

Strategic Investors additionally believe that the terms of the Transaction are appropriate for the acquisition of the proposed minority stake, particularly in light of the resources that the Strategic Investors intend to devote to the Company. The proposed transaction would be subject to certain closing conditions, including, but not limited to, the Strategic Investors’ completion of its due diligence, the completion of definitive transaction documents, relevant regulatory requirements, Linktone’s effecting the resignation of at least three of the current non-executive directors of and the election by the shareholders of three directors representing the Strategic Investors. The Strategic Investors will nominate directors that ensure that the Company is compliant with the independence requirements of both NASDAQ and the United States Securities and Exchange Commission. Furthermore, given potential concerns regarding CDC as an investor due to certain potential overlapping businesses, any director nominated by or affiliated with CDC will be asked to abstain from consideration, evaluation and approval of any proposed transactions that may arise between CDC or its affiliates and Linktone. The Strategic Investors believe that the addition of three new directors each representing shareholders with a substantial financial stake in Linktone’s future is the best possible way to ensure a clear focus on building shareholder value and protecting minority shareholder interests. No firm response has been received from the Company.

Speaking on behalf of the Strategic Investors, Maria Tsui, spokesperson for LCM, stated “We believe that Linktone’s shareholders would benefit tremendously if the Board of Directors were to approve our proposed transaction. We are presenting this proposal in a spirit of good faith because we firmly believe that it is clearly in the best interest of shareholders, and would assist the Company in meeting its goals of building a stronger business in China. Furthermore, we intend to fully involve management and make this a team effort to transition back to profitability and increased value. Lastly, we believe that the operational expertise that the Strategic Investors can deliver to the Company will result in an ability to generate greater returns from Linktone’s tangible and intangible assets for shareholders.”

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of CDC and LCM, such as the ability improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market, the continued ability to develop solutions, demand for and market acceptance of new and existing services, development of new functionalities which would allow companies to compete more effectively. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.